Exhibit 23L

Initial Capital Agreement

April 11, 2007

Board of Trustees of

Simple Capital Trust

One Apple Hill

Suite 316

Natick, MA 01760

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of The Simple Capital Global Fund, a series of The Simple Capital Trust, a Massachusetts business trust, at $10.00 per share for an aggregate purchase price of $100,000.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

Norma Guerrero

By: /s/  Norma Guerrero

 Norma Guerrero

Confirmed and Accepted:

The Simple Capital Global Fund

By: /s/ Oriosto Medrano Santana

   Oriosto Medrano Santana

President